

August 7, 2012

<u>Via E-mail</u>
Michael S. Geltzeiler
Group Executive Vice President and Chief Financial Officer
NYSE Euronext
11 Wall Street
New York, New York 10005

      Re: NYSE Euronext
               Form 10-K for Fiscal Year Ended December 31, 2011
               Filed February 29, 2012
               File No. 001-33392

Dear Mr. Geltzeiler:

      We have reviewed your filing and have the following comment. Please note that we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Item 1A. Risk Factors, page 23</u>

<u>Our networks and those of our third-party service providers may be vulnerable to security risks, page 30</u>

1. We note your disclosure that your networks and those of your third-party service providers may be vulnerable to unauthorized access, computer viruses or other security problems. We also note that in the risk factor immediately preceding this that you disclose that you have experienced system failures in the past. It is not clear if you have experienced any incidents of unauthorized access, computer viruses or other cyber security problems. Accordingly, if you have experienced any of these or other cyber incidents in the past, beginning with your next Form 10-Q, please state that fact in order to provide the proper context for your risk factor disclosure. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at

http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel